Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	2Q05 Earnings Release - August 03, 2005	3
2.	Market Announcement – Distribution of dividends- August 03, 2005	21

ITEM 1

2nd Quarter 05

ULTRAPAR PARTICIPAÇÕES S.A.

(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE SECOND QUARTER 2005
(São Paulo, Brazil, August 03, 2005)

     The 9% growth in net earnings in the first half of this year was achieved through winning new clients in the domestic market and stronger exports, in spite of the strong appreciation of the Brazilian real, which resulted in lower competitiveness of the Brazilian industry and is increasingly impacts Oxiteno’s profitability.

➢	EBITDA IN THE 1ST HALF OF 2005 REACHES R$ 333 MILLION, THE SAME LEVEL REPORTED IN THE FIRST HALF OF 2004
➢	NET EARNINGS IN THE 1ST HALF OF 2005 REACHES R$ 190 MILLION, A 9% GROWTH COMPARED TO THE 1ST HALF OF 2004
➢	2Q05 EBITDA IN LINE WITH 1Q05
➢	2Q05 NET EARNINGS 11% LOWER THAN 1Q05

“Ultrapar experienced a second quarter in which weaker domestic demand, along with high interest rates and the appreciation of the Brazilian Real were key factors that determined results. In facing a more challenging macroeconomic scenario, the company sought to increase its operational efficiency, reducing costs and expenses. We continue to pursue operational improvements in our results as we look forward to a recovery in the macroeconomic indicators.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A.
UGPA4 = R$ 41.03 / 1,000 shares
UGP = US$ 17.55 / ADR
(06/30/05)

Summary of the 2nd Quarter 2005

Ultrapar, a company engaged in distribution of LPG (Ultragaz), production of chemicals (Oxiteno) and logistics services for chemical products and fuels (Ultracargo), hereby reports the following results for the second quarter of 2005:

Profit & Loss Data Ultrapar Consolidated	2Q05	2Q04	1Q05	Δ(%) 2Q05x2Q04	Δ(%) 2Q05x1Q05	1H05	1H04	Δ(%) 1H05x1H04

Net Sales and Services	1,202	1,194	1,137	1%	6%	2,339	2,245	4%
Gross Profit	251	288	259	(13%)	(3%)	510	504	1%
Operating Profit	119	152	123	(22%)	(3%)	241	245	(1%)
EBITDA	165	194	168	(15%)	(2%)	333	331	0%
Net Earnings	89	112	101	(20%)	(11%)	190	175	9%
Earnings per 1000 shares	1.10*	1.61	1.31*	(32%)	(16%)	2.41*	2.51	(4%)

Amounts in R$ million (except EPS)

* Calculated based on the weighted average of the number of shares outstanding during the period

Operational Data - Ultragaz	2Q05	2Q04	1Q05	Δ(%) 2Q05x2Q04	Δ(%) 2Q05x1Q05	1H05	1H04	Δ(%) 1H05x1H04

Total Volume (‘000 tons)	388	396	355	(2%)	9%	744	768	(3%)
Bottled	264	270	239	(2%)	10%	504	524	(4%)
Bulk	124	126	116	(2%)	7%	240	244	(2%)

Operational Data - Oxiteno	2Q05	2Q04	1Q05	Δ(%) 2Q05x2Q04	Δ(%) 2Q05x1Q05	1H05	1H04	Δ(%) 1H05x1H04

Total Volume (‘000 tons)	136	123	120	11%	13%	256	233	10%
Sales in Brazil	86	79	84	9%	3%	170	156	9%
Sales outside Brazil	50	44	36	14%	39%	86	77	12%

Operational Data - Ultracargo	2Q05	2Q04	1Q05	Δ(%) 2Q05x2Q04	Δ(%) 2Q05x1Q05	1H05	1H04	Δ(%) 1H05x1H04

Effective Storage (‘000 m 3 ) [1]	224	203	218	10%	3%	221	201	10%
Effective Storage (‘000 m 2 ) [1]	10.3	7.0	9.9	46%	4%	10.1	6.1	66%
Total Kilometrage (million)	13.4	12.4	12.8	8%	5%	26.2	24.0	9%

1 Monthly average

Macroeconomic indicators	2Q05	2Q04	1Q05	Δ(%) 2Q05x2Q04	Δ(%) 2Q05x1Q05	1H05	1H04	Δ(%) 1H05x1H04

Exchange rate – average (R$/US$)	2.4818	3.0452	2.6652	(19%)	(7%)	2.5735	2.9706	(13%)
Brazilian basic interest rate (CDI)	4.6%	3.7%	4.2%			8.9%	7.6%
Inflation (IPCA)	1.3%	1.6%	1.8%			3.2%	3.5%

2nd Quarter 05

Highlights

➢	US$ 60 million syndicated loan raised – On June 17, 2005, Ultrapar raised a US$ 60 million syndicated loan at an annual base rate of Libor + 0.875% for a 3-year term without any collateral. Ultrapar demonstrates its ability to reach competitive levels of financing cost in the international market, 112.5 basis points through Brazilian sovereign curve for similar terms, reflecting internationally the local risk rating (brAA+) that the S&P had already issued for the company.

➢	Payment of R$ 57 million in dividends – On August 03, 2005, the Board of Directors of Ultrapar, deliberated the payment of R$ 57 million in dividends, equivalent to R$ 0.703817 per thousand shares, related to the anticipation of the fiscal year of 2005, to be paid on August 22, 2005.

➢	Santos Intermodal Terminal (TIS) starts operations – The operations of Santos Intermodal Terminal have started in July. With a capacity of 110,000 m3 in storage, it will be the second port installation of Ultracargo integrating road, rail and maritime transportation systems. Some R$ 80 million were invested in the construction of the terminal, with net sales estimated to reach, at full capacity, about R$ 30 million.

Ultrapar in the Macroeconomic Scenario

Throughout the second quarter of 2005, the high levels of the Brazilian basic interest rate and the appreciation of the Real had a negative impact on Brazilian companies performance in general. In the domestic market, the economy began to show signs of deceleration in May, with industrial sales decreasing and lower utilization of the installed capacity when compared to the previous year, according to the data from the National Industrial Confederation. In addition, propensity to use of credit by consumers has decreased due to the high interest rates and the need to service previously assumed debts. Additionally, exporting companies, in spite of their continuously increasing sales volumes performance had their profitability impacted by the appreciation of the Brazilian currency and the consequent loss of competitiveness.

In this scenario, Oxiteno was able to increase its total sales volume by 11% in this quarter, compared to 2Q04, benefiting from new clients won throughout 2004 and the increase in exports. Oxiteno’s EBITDA amounted to R$ 87 million, a reduction of 19% compared to 2Q04 and 22% compared to 1Q05. The 19% appreciation in the Brazilian real against the US dollar between second quarters and the high level of oil prices, which directly impacted the cost of raw materials, affected the company’s margins in this quarter. Additionally, the weaker international petrochemical prices, especially glycols, negatively influenced Oxiteno’s results in this quarter.

In Ultragaz, the economic slowdown in the domestic market, along with the hot weather experienced in the months of May and June, typically colder, contributed to the sales volume retraction of the LPG market, which, together with the effects of the restructuring on its distribution network carried out at the end of 2004 and beginning of 2005, caused a 2% drop in company’s sales volume in this second quarter. On its turn, Ultragaz focused its efforts in the reduction of costs and expenses. Its EBITDA amounted to R$ 62 million, a reduction of 17% compared to 2Q04. According to the company’s expectations, anticipated in the 1Q05 conference call, such retraction in results has been lower than that observed in the comparison between the first quarters of 2004 and 2005. Compared to 1Q05, the EBITDA of Ultragaz presented a 37% growth, driven by the growth in sales and recovery of profitability.

Ultracargo showed improvements in its operational performance driven by the increase in its volume of operations and the ramp up new operations of the company. Ultracargo’s EBITDA amounted to R$ 14 million in 2Q05, a 38% growth compared to 2Q04.

On a consolidated basis, Ultrapar’s EBITDA reached R$ 165 million this quarter, the same level reported in 1Q05 and a 15% reduction compared to 2Q04. In the first half of the year, Ultrapar’s EBITDA reached R$ 333 million, in line with the EBITDA presented in the first half of 2004.

2nd Quarter 05

Quarterly EBITDA History
(R$ million)

Operational Performance

Ultragaz - The Brazilian LPG market volumes eased 1% in 2Q05, compared to 2Q04, mainly because of above-average temperatures and the economic slowdown.

In 2Q05, the total sales volume of Ultragaz showed a 2% retraction compared to 2Q04, reflecting the market decrease and the effects of the restructuring on its distribution network in the South-Center region of Brazil, which impacted sales of the bottled segment in the comparison between the years. The bottled segment of Ultragaz recorded a retraction of 2%, or 6 thousand tons between second quarters, lower than the retraction of 15 thousand tons between the first quarters. Conversely, compared to the first quarter of this year, the total sales volume of Ultragaz presented a 9.3% growth - above the 8.7% growth in the LPG market – with bottled segment growing 10.2%, or 25 thousand tons.

The bulk segment, which serves the commercial and industrial sectors, recorded a 2% retraction or 2 thousand tons, compared to the same period of 2004, and a 7% growth, or 8 thousand tons, compared to 1Q05.

Sales Volume Evolution – Ultragaz (in thousand tons)

Oxiteno - Oxiteno’s total sales volume was 136 thousand tons in 2Q05, a 11% growth compared to 2Q04. Sales to the domestic market totaled 86 thousand tons, a 9% growth compared to 2Q04. The best performing segments in the domestic market were polyester, cosmetics & detergents and paints & varnishes segments, driven mainly by the new contracts signed throughout 2004. Sales

2nd Quarter 05

outside Brazil amounted to 50 thousand tons in the 2Q05, a 14% growth compared to 2Q04, a consequence of the increase in exports to the United States and Europe and the increase of 49% in the sales of Canamex, which reached 5 thousand tons this quarter.

Compared to 1Q05, Oxiteno’s sales volume presented a 13% growth, driven by the 39% growth in exports and the stability in domestic sales.

Sales Volume Evolution – Oxiteno (in thousand tons)

Ultracargo - The increase in Ultracargo’s volume of operations in the second quarter of 2005 was mainly due to the increase of operations in clients that were already part of the company’s portfolio and by the new operations started in 2004, both in storage and in transportation. The higher volume of Brazilian exports also contributed to the demand increase for Ultracargo’s integrated logistic services. The average storage of liquids and gases increased by 10%, while the storage of solids increased by 46%, comparing the second quarters. In the same period, the traveled kilometrage increased 8%.

Economic-Financial Performance

Net Sales and Services - Ultrapar’s consolidated net sales and services in 2Q05 totaled R$ 1.2 billion, a 1% growth compared to the same quarter of 2004, and 6% compared to 1Q05. In the first half of 2005 Ultrapar’s net sales and services reached R$ 2.3 billion, a 4% growth compared to the first half of 2004.

Net Sales and Services (in R$ Million)

2nd Quarter 05

Ultragaz – Net sales and services at Ultragaz totaled R$ 734 million, a 4% decrease compared to 2Q04, due to the lower sales volume and a more competitive market. Compared to the first quarter of 2005, net sales and services at Ultragaz presented a 9% growth, in line with volume increase.

Oxiteno – Net sales and services at Oxiteno totaled R$ 424 million in 2Q05, an increase of 9% compared to 2Q04, mostly due to the increase in the sales volume. Even though prices in dollar of Oxiteno’s products have increased in 2Q05, compared to 2Q04, this effect was offset by the 19% appreciation in the Brazilian real against the US dollar. Compared to 1Q05, net sales and services remained stable. Due to the weak demand in the Brazilian market, Oxiteno directed a larger part of its sales volume to the foreign market, which faced in this quarter the effects of inventory de-stocking in China’s textile chain that resulted in a 31% decrease in MEG spot prices in the Far East, a benchmark for prices in the international market. MEG spot prices had a 7% recovery in July.

Ultracargo – Net sales and services totaled R$ 58 million, an increase of 23% compared to 2Q04, a consequence of the increase in volume of operations and contractual pricing readjustments. Compared to 1Q05, net sales and services of Ultracargo experienced an 8% growth, a consequence of the increase in operations.

Cost of Sales and Services (COGS) – Ultrapar's cost of sales and services amounted to R$ 951 million in 2Q05, a growth of 5% compared to 2Q04, and 8% compared to 1Q05. Comparing the first half in both years, the cost of sales and services increased 5%.

Ultragaz – The cost of sales and services in 2Q05 presented a 3% reduction compared to 2Q04, mainly due to the decrease in sales volume for the period. Compared to 1Q05, cost of sales and services grew 8%, also in line with the progression in volumes.

Oxiteno – The cost of sales and services in 2Q05 totaled R$ 297 million, a 24% increase compared to 2Q04, mainly due to the 11% increase in volume sold and the rise in naphtha and oil prices in the international market, which impacted the unit cost of the ethylene. Compared to 1Q05, the cost of sales and services increased 10%, due to the increase in sales volume.

Ultracargo – The cost of services rendered in 2Q05 amounted to R$ 37 million, a 26% increase compared to 2Q04. This increase is due to the (i) higher volume transported / stored; (ii) increase in fuels unit cost, third party’s freights, and nitrogen used in the cleaning of tanks; and (iii) 51% increase in depreciation, driven by the higher capex of 2004. Compared to 1Q05, Ultracargo’s cost of services rendered remained flat, despite the increase of the operational activity.

Selling, General, and Administrative Expenses – SG&A expenses of Ultrapar were R$ 132 million in 2Q05, a reduction of 4% compared to 2Q04 and 1Q05. In the first half of 2005, Ultrapar recorded R$ 269 million in SG&A expenses, 2% higher than SG&A expenses recorded in the same period of 2004.

Ultragaz – SG&A expenses of Ultragaz totaled R$ 70 million in 2Q05, a 6% reduction compared to 2Q04, basically due to a decrease in selling expenses. A portion of such reduction is also a function of efforts to reduce expenses in the areas of telecommunications, through renegotiations of contracts, third parties services, travel and marketing expenses. Administrative expenses remained flat between the two quarters. Compared to 1Q05, SG&A expenses presented a 4% reduction, mainly due to the reduction in variable compensation and in employee profit-sharing.

Oxiteno – SG&A expenses were R$ 49 million in the quarter, a 6% reduction compared to 2Q04. Selling expenses increased 10% due to the 11% growth in volume sold. Administrative expenses presented a 19% decrease due to lower personnel expenses, a consequence of a reduction in provision for employee profit-sharing. Compared to 1Q05, SG&A expenses reduced 6%, also as a consequence of lower personnel expenses.

Ultracargo – SG&A expenses were R$ 14 million in 2Q05, a 9% growth compared to 2Q04, mainly due to the increase in personnel expenses, as a result of the annual collective wage agreements celebrated in 2004 and the increase in the workforce due to the expansion in operations. Compared to 1Q05, SG&A expenses remained stable.

2nd Quarter 05

EBITDA – Ultrapar reported consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of R$ 165 million in 2Q05, a reduction of 15% compared to 2Q04, and of 2% compared to 1Q05. In the first half of 2005, Ultrapar’s EBITDA reached R$ 333 million, remaining stable when compared to EBITDA recorded in the first half of 2004.

Ultragaz – Ultragaz reported EBITDA of R$ 62 million, a 17% reduction compared to the reported in 2Q04, mainly due to the 2% decrease in the volume sold and to a more competitive market than that in 2Q04. Compared to 1Q05, the EBITDA of Ultragaz recorded a 37% growth, due to the increase in sales volume and the company’s efforts towards profitability recovery and continuous improvement of results. Ultragaz’ profitability, measured in EBITDA/ton, reached R$ 160/ton in this second quarter, a recovery of R$ 32/ton compared to 1Q05. However, when compared to 2Q04, it is R$ 29/ton below the value reported in that period.

Oxiteno – Oxiteno ended 2Q05 with an EBITDA of R$ 87 million, a reduction of 19% and 22% compared to 2Q04 and 1Q05, respectively. Such reductions are due to the (i) 19% revaluation in the Brazilian currency against the US dollar between 2Q04 and 2Q05; (ii) increased levels of oil prices, which has been impacting the costs of naphtha and ethylene; and (iii) higher volume of exports compared to the 1Q05. Oxiteno’s profitability, as measured in EBITDA/ton was US$ 258/ton this quarter, the same level reached in 2004 - Oxiteno’s sales volume has been constantly increase and thus the impact in EBITDA has been a consequence of the worsening in macroeconomic fundamentals.

Ultracargo – Ultracargo reported a R$ 14 million EBITDA in 2Q05, a 38% growth compared to 2Q04, mainly due to the increase in the volume of operations.

EBITDA (R$MM)

Financial Results – Ultrapar reported financial expenses of R$ 17 million in 2Q05, compared to financial expenses of R$ 8 million in 2Q04. The main factor behind the increase in financial expenses was the impact of the appreciation of the Brazilian currency over the net worth of company’s assets abroad, which reduced the financial result in about R$ 10 million.

Net Earnings – Consolidated net earnings in 2Q05 amounted to R$ 89 million, a 20% reduction compared to 2Q04 and 11% reduction compared to 1Q05. Net earnings reached R$ 190 million in the first half of 2005, a 9% growth compared to the same period of 2004.

Investments – Total investments (CAPEX) in the quarter amounted to R$ 56 million, distributed as follows:

  At Ultragaz, directed mainly to the renewal of its vehicle fleet and the expansion of the small bulk segment (UltraSystem).

2nd Quarter 05

  At Oxiteno, invested mainly in the increase of production capacity for specialty chemicals, particularly ethoxylates and sodium isethionate; in the development of new applications and in quality improvements.

  At Ultracargo, investments were directed to the conclusion of the Santos Intermodal Terminal and in the vehicle fleet expansion.
Consolidated capital expenditures and acquisitions, net of disposals R$ million

CAPEX* 2Q05
R$ MM	% over

Total

Ultragaz
21	37.5%
Oxiteno
21	37.5%
Ultracargo
14	25.0%
Ultrapar
56	100%

* Net of disposals

Ultrapar in the Capital Markets

The price of Ultrapar’s shares in the second quarter decreased 5%. In the same period, the Ibovespa and the IBX indexes depreciated by 6% and 4%, respectively. The average daily volume traded by Ultrapar in 2Q05 amounted to R$ 7.1 million, a 223% growth compared to the same period of 2004.

Price Comparison: UGPA4 vs. Ibovespa vs. IBX	Average financial daily traded volume
(Index 100)	(R$ million)

Outlook

Ultrapar’s operating performance and investments in its businesses remains strong and in evolution. The current macroeconomic scenario in Brazil, of high interest rates and over appreciation of the Brazilian Real, allied with high oil prices, is jeopardizing the levels of economic activity, consumption, and investments in the country. Ultrapar continues to work diligently in improving its operational performance as it looks forward to a rebound in the Brazilian economy, with macroeconomic fundamentals returning to appropriate levels.

2nd Quarter 05

Forthcoming Events

Conference Call / Webcast for Market Analysts: August 8, 2005

Ultrapar will be holding a conference call for analysts on August 8, 2005 to comment on the company's performance in the 2nd quarter of 2005 and perspectives. The presentation will be available for downloading in the company's website one hour prior to the conference call.

Brazilian conference: 10:00 am (US EST) / 11:00 am (Brazil)
Telephone number for registration (until 08/05 6:00pm): 55 11 2103-1686
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
Please dial your connection five minutes before the conference call is due to start, to +55 11 2101-1490

International conference: 11:00 am (US EST) / 12:00 pm (Brazil)
Participants in Brazil: 0-800-891-3951
Participants in the US: 1-800-322-0079
Other International participants: +1 (973) 935-2100
Code: 6211437 or Ultrapar

WEBCAST: live broadcast through the Internet at the site www.ultra.com.br. Please connect to the website 15 minutes in advance.

2nd Quarter 05

Operational and Market Information

Financial Focus	2Q05	2Q04	1Q05	1H05	1H04

Ultrapar - EBITDA margin	14%	16%	15%	14%	15%
Ultrapar - net margin	7%	9%	9%	8%	8%

Productivity	2Q05	2Q04	1Q05	1H05	1H04

EBITDA R$/ton Ultragaz	160	189	128	145	172
EBITDA R$/ton Oxiteno	639	878	928	775	758

Focus on Human Resources	2Q05	2Q04	1Q05	1H05	1H04

Number of employees: Ultrapar	6,877	6,559	6,789	6,877	6,559
Number of employees: Ultragaz	4,452	4,323	4,423	4,452	4,323
Number of employees: Oxiteno	1,161	1,103	1,150	1,161	1,103
Number of employees: Ultracargo	1,058	907	1,011	1,058	907

Focus on Capital Markets	2Q05	2Q04	1Q05	1H05	1H04

Quantity of shares (m)	81,325	69,691	80,145	81,325	69,691
Market value – R$ million	3,459	2,197	3,614	3,543	2,328

Bovespa
Average Daily Volume (’000 shares)	95,090	54,070	81,615	87,934	51,053
Average Daily Financial Volume (R$ ’000)	4,019	1,713	3,726	3,835	1,726
Average Quotation (R$ / ’000 shares)	42.3	31.7	45.1	43.6	33.8

NYSE
ADRs [1] outstanding (‘000 ADRs)	10,098	7,055	5,767	10,098	7,055
Average Daily Volume (ADRs)	73,161	14,528	45,124	59,560	16,149
Average Daily Financial Volume (US$ ’000)	1,260	150	775	1,021	185
Average quotation (US$ / ADRs)	17.2	10.1	16.7	17.2	11.4

Total [2]
Average Daily Volume (’000 shares)	168,25	69,598	126,739	147,494	67,202
Average Daily Financial Volume (R$ ’000)	7,158	2,162	5,747	6,426	2,270

[1] 1 ADR = 1000 preferred shares
[2] Total = BOVESPA + NYSE

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais. except for the amounts on page 17. which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe". "expect". "plan". "strategy". "prospects". "envisage". "estimate". "forecast". "anticipate". "may" and other words with similar meanings are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties. anticipated by the company or otherwise. which could mean that the reported results turn out to be significantly different from those forecast. Therefore. the reader should not base investment decisions solely on these estimates.

For additional information please contact: Investor Relations Management - Ultrapar Participações S.A. (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

2nd Quarter 05

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2005	2004	2005

ASSETS
Cash and cash equivalents	600.2	573.2	152.6
Trade accounts receivable	361.3	347.3	365.5
Inventories	222.4	187.8	245.9
Other	131.2	140.5	122.9

Total Current Assets	1,315.1	1,248.8	886.9

Investments	35.6	33.4	34.2
Property, plant and equipment	1,059.0	1,000.2	1,051.5
Deferred charges	96.3	96.9	96.7
Long term investments	354.7	-	347.7
Other long term assets	121.4	100.3	112.0

Total Long Term Assets	1,667.0	1,230.8	1,642.1

TOTAL ASSETS	2,982.1	2,479.6	2,529.0

LIABILITIES
Loans and financing	135.0	385.9	290.0
Debentures	18.7	-	-
Suppliers	62.5	82.8	78.2
Payroll and related charges	64.8	69.2	63.2
Taxes	17.7	27.4	17.0
Other accounts payable	21.4	18.4	21.5

Total Current Liabilities	320.1	583.7	469.9

Loans and financing	396.2	253.6	227.9
Debentures	300.0	-	-
Income and social contribution taxes	32.9	29.5	32.5
Other long term liabilities	65.1	53.3	68.4

Total Long Term Liabilities	794.2	336.4	328.8

TOTAL LIABILITIES	1,114.3	920.1	798.7

STOCKHOLDERS' EQUITY
Capital	946.0	664.0	898.8
Capital reserve	0.2	-	0.2
Revalution reserves	15.7	17.1	16.0
Profit reserves	685.4	668.7	685.3
Retained earnings	190.9	175.9	101.1

Total Stockholders' Equity	1,838.2	1,525.7	1,701.4

Minority Interests	29.6	33.8	28.9

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,867.8	1,559.5	1,730.3

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,982.1	2,479.6	2,529.0

Cash and Long term investments	954.9	573.2	500.3
Debt	849.9	639.5	517.9

Net cash (debt)	105.0	(66.3)	(17.6)

2nd Quarter 05

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2005	2004	2005	2005	2004

Net sales and services	1,202.0	1,194.1	1,137.0	2,339.0	2,244.7

Cost of sales and services	(951.0)	(906.6)	(878.2)	(1,829.2)	(1,740.4)

Gross profit	251.0	287.5	258.8	509.8	504.3

Operating expenses
Selling	(46.4)	(47.9)	(43.7)	(90.1)	(89.7)
General and administrative	(53.9)	(58.5)	(62.2)	(116.1)	(109.7)
Depreciation and amortization	(31.3)	(31.3)	(31.4)	(62.7)	(63.0)

Other operating income (expenses)	(0.7)	1.7	1.2	0.5	3.1

EBIT	118.7	151.5	122.7	241.4	245.0

Financial results	(16.7)	(7.9)	(8.8)	(25.5)	(20.9)
Financial income	34.5	17.1	13.1	47.6	30.8
Financial expenses	(44.0)	(17.4)	(15.8)	(59.8)	(37.0)
Taxes on financial activities	(7.2)	(7.6)	(6.1)	(13.3)	(14.7)
Equity in earnings (losses) of affiliates
Affiliates	1.5	-	(0.1)	1.4	0.1

Nonoperating income (expense)	(0.7)	(6.0)	(1.8)	(2.5)	(8.8)

Income before taxes and profit sharing	102.8	137.6	112.0	214.8	215.4

Provision for income and social contribution tax	(31.1)	(46.6)	(31.4)	(62.5)	(74.3)
Benefit of tax holidays	18.5	22.6	20.9	39.4	36.0

Income before minority interest	90.2	113.6	101.5	191.7	177.1

Minority interest	(0.7)	(1.5)	(0.7)	(1.4)	(1.9)

Net Income	89.5	112.1	100.8	190.3	175.2

EBITDA	164.5	194.3	168.2	332.7	331.2
Depreciation and amortization	45.8	42.7	45.5	91.3	86.2
Investments	56.3	76.1	50.9	107.2	129.0

RATIOS

Earnings / 1000 shares - R$	1.10	1.61	1.31	2.41	2.51

Net debt / Stockholders' equity	Na	0.04	0.01	-	-
Net debt / LTM EBITDA	Na	0.09	0.03	-	-
Net interest expense / EBITDA	0.10	0.04	0.05	0.08	0.06
Gross margin	21%	24%	23%	22%	22%
Operating margin	10%	13%	11%	10%	11%
EBITDA margin	14%	16%	15%	14%	15%

2nd Quarter 05

     ULTRAPAR PARTICIPAÇÕES S/A CONSOLIDATED CASH FLOW STATEMENT

In millions of reais - Accounting practices adopted in Brazil

	JUN

	2005	2004

Cash Flows from operating activities	192.5	232.9
Net income	190.3	175.2
Minority interest	1.4	1.9
Depreciation and amortization	91.3	86.2
Working capital	(62.5)	(79.4)
Financial expenses (A)	(23.8)	40.5
Other (B)	(4.2)	8.5

Cash Flows from investing activities	(116.0)	(142.2)
Additions to property, plant, equipment and deferred charges (C)	(107.2)	(123.0)
Acquisition of minority interests (including treasury shares)	-	(6.0)
Other	(8.8)	(13.2)

Cash Flows from financing activities	281.3	(71.6)
Short term debt, net	(42.5)	(34.2)
Issuances	518.6	210.9
Debt payments	(168.3)	(208.5)
Related companies	(1.1)	(0.1)
Dividends paid (D)	(72.4)	(39.7)
Increase of capital	47.2	-
Other	(0.2)	-

Net increase (decrease) in cash and cash equivalents	357.8	19.1

Cash and cash equivalents at the beginning of the period	597.1	554.1

Cash and cash equivalents at the end of the period (E)	954.9	573.2

Supplemental disclosure of cash flow information
Cash paid for interest (F)	12.1	13.2
Cash paid for taxes on income (F)	11.7	18.1

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.

2nd Quarter 05

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	166.8	173.4	156.1
Inventories	31.0	25.2	30.9
Other	41.4	54.8	34.1
Property, plant & equipment	433.6	468.7	441.2
Deferred charges	68.4	64.8	67.6

TOTAL OPERATING ASSETS	741.2	786.9	729.9

OPERATING LIABILITIES
Suppliers	14.7	28.7	17.8
Payroll and related charges	33.3	33.9	31.3
Taxes	2.8	5.9	2.8
Other accounts payable	4.4	3.6	4.7

TOTAL OPERATING LIABILITIES	55.2	72.1	56.6

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2005	2004	2005	2005	2004

Net sales	733.7	766.8	672.3	1,406.0	1,472.0

Cost of sales and services	(630.7)	(647.9)	(583.1)	(1,213.8)	(1,255.3)

Gross profit	103.0	118.9	89.2	192.2	216.7

Operating expenses
Selling	(22.5)	(26.1)	(23.5)	(46.0)	(50.3)
General and administrative	(18.4)	(18.8)	(20.1)	(38.5)	(35.1)
Depreciation and amortization	(29.1)	(29.2)	(29.2)	(58.3)	(58.7)

Other operating results	0.1	0.8	(0.2)	(0.1)	0.9

EBIT	33.1	45.6	16.2	49.3	73.5

EBITDA	62.2	74.8	45.4	107.6	132.2
Depreciation and amortization	29.1	29.2	29.2	58.3	58.7

RATIOS

Gross margin	14%	16%	13%	14%	15%
Operating margin	5%	6%	2%	4%	5%
EBITDA margin	8%	10%	7%	8%	9%

2nd Quarter 05

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	172.2	158.1	189.5
Inventories	188.3	160.2	212.4
Other	29.8	29.0	37.2
Property, plant & equipment	416.3	382.8	408.5
Deferred charges	5.7	4.6	5.4

TOTAL OPERATING ASSETS	812.3	734.7	853.0

OPERATING LIABILITIES
Suppliers	38.9	47.0	52.6
Payroll and related charges	23.2	27.5	22.6
Taxes	9.1	7.5	7.0
Other accounts payable	18.2	14.7	18.4

TOTAL OPERATING LIABILITIES	89.4	96.7	100.6

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2005	2004	2005	2005	2004

Net sales	423.7	390.3	422.8	846.5	700.9

Cost of goods sold
Variable	(259.7)	(212.4)	(241.7)	(501.4)	(392.8)
Fixed	(29.2)	(20.0)	(20.7)	(49.9)	(40.2)
Depreciation and amortization	(8.5)	(7.4)	(8.4)	(16.9)	(15.4)

Gross profit	126.3	150.5	152.0	278.3	252.5

Operating expenses
Selling	(24.0)	(21.8)	(20.1)	(44.1)	(39.3)
General and administrative	(23.4)	(29.0)	(30.1)	(53.5)	(54.4)
Depreciation and amortization	(1.8)	(1.8)	(1.9)	(3.7)	(3.5)

Other operating results	(0.5)	0.7	1.3	0.8	1.8

EBIT	76.6	98.6	101.2	177.8	157.1

EBITDA	87.0	107.9	111.4	198.4	176.1
Depreciation and amortization	10.4	9.2	10.2	20.6	18.9

RATIOS

Gross margin	30%	39%	36%	33%	36%
Operating margin	18%	25%	24%	21%	22%
EBITDA margin	21%	28%	26%	23%	25%

2nd Quarter 05

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	23.6	16.9	21.1
Inventories	3.2	2.3	2.6
Other	6.8	3.0	6.3
Property, plant & equipment	198.6	138.1	191.4
Deferred charges	7.2	3.6	6.5

TOTAL OPERATING ASSETS	239.4	163.9	227.9

OPERATING LIABILITIES
Suppliers	9.9	8.0	8.9
Payroll and related charges	8.3	7.5	9.2
Taxes	2.6	4.5	4.3
Other accounts payable	2.0	1.8	2.0

TOTAL OPERATING LIABILITIES	22.8	21.8	24.4

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2005	2004	2005	2005	2004

Net sales	58.5	47.5	54.3	112.8	92.3

Cost of sales and services	(36.9)	(29.4)	(36.7)	(73.6)	(57.3)

Gross profit	21.6	18.1	17.6	39.2	35.0

Operating expenses
Selling	0.1	-	(0.1)	-	(0.1)
General and administrative	(13.7)	(12.5)	(13.3)	(27.0)	(23.5)
Depreciation and amortization	(0.1)	(0.1)	(0.1)	(0.2)	(0.3)

Other operating results	(0.2)	0.5	-	(0.2)	0.8

EBIT	7.7	6.0	4.1	11.8	11.9

EBITDA	13.8	10.0	10.0	23.8	19.9
Depreciation and amortization	6.1	4.1	5.9	12.0	8.1

RATIOS

Gross margin	37%	38%	32%	35%	38%
Operating margin	13%	13%	8%	10%	13%
EBTIDA margin	24%	21%	18%	21%	22%

2nd Quarter 05

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

(US$ millions)	2005	2004	2005	2005	2004

Net sales
Ultrapar	484.3	392.1	426.6	908.9	755.7
Ultragaz	295.6	251.8	252.3	546.3	495.5
Oxiteno	170.7	128.2	158.6	328.9	236.0
Ultracargo	23.6	15.6	20.4	43.8	31.1

EBIT
Ultrapar	47.8	49.8	46.0	93.8	82.5
Ultragaz	13.3	15.0	6.1	19.2	24.7
Oxiteno	30.9	32.4	38.0	69.1	52.9
Ultracargo	3.1	2.0	1.5	4.6	4.0

Operating margin
Ultrapar	10%	13%	11%	10%	11%
Ultragaz	4%	6%	2%	4%	5%
Oxiteno	18%	25%	24%	21%	22%
Ultracargo	13%	13%	8%	10%	13%

EBITDA
Ultrapar	66.3	63.8	63.1	129.3	111.5
Ultragaz	25.1	24.6	17.0	41.8	44.5
Oxiteno	35.1	35.4	41.8	77.1	59.3
Ultracargo	5.6	3.3	3.8	9.3	6.7

EBITDA margin
Ultrapar	14%	16%	15%	14%	15%
Ultragaz	8%	10%	7%	8%	9%
Oxiteno	21%	28%	26%	23%	25%
Ultracargo	24%	21%	18%	21%	22%

Net income
Ultrapar	36.1	36.8	37.8	73.9	59.0

Net income/ 1,000 shares (US$)	0.44	0.53	0.49	0.94	0.85

2nd Quarter 05

     ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans and debentures	Balance in June/2005						Index/	Interest Rate %
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Currency (*)	Minimum	Maximum
Foreign Currency

Syndicated loan	-	141,3	-	-	-	141,3	US$	5,1	5,1
Financings for Property Plant & Equipment	-	9,9	-	-	-	9,9	MX$ + TIIE (*)	1,5	2,0
Working capital loan	-	1,5	-	-	-	1,5	MX$ + TIIE (*)	1,4	1,4
Export prepayment, net of linked operations	-	73,5	-	-	-	73,5	US$	4,2	6,9
Foreign financing	-	28,6	-	-	-	28,6	US$ + LIBOR	2,0	2,0
National Bank for Economic
and Social Development - BNDES	13,1	2,5	3,8	-	-	19,4	UMBNDES (*)	8,5	10,6
Advances on Foreign Exchange Contracts	-	9,2	-	-	-	9,2	US$	3,1	4,0

Subtotal	13,1	266,5	3,8	-	-	283,4

Local Currency

National Bank for Economic	83,1	38,5	36,1	-	-	157,7	TJLP (*)	1,5	4,0
and Social Development - BNDES	-	13,6	-	-	-	13,6	IGP-M (*)	6,5	6,5
Agency for Financing Machinery and Equipment (FINAME)	1,5	7,1	34,9	-	-	43,5	TJLP (*)	1,8	4,9
Research and projects financing (FINEP)	-	33,0	-	-	-	33,0	TJLP (*)	(2,0)	(2,0)

Subtotal	84,6	92,2	71,0	-	-	247,8

Debentures	-	-	-	318,7	-	318,7	CDI (*)	102,5	102,5

Total	97,7	358,7	74,8	318,7	-	849,9

Composition per Annum

Up to 1 Year	39,0	86,3	9,7	18,7	-	153,7
From 1 to 2 Years	31,9	41,7	19,9	-	-	93,5
From 2 to 3 Years	14,9	174,1	18,9	300,0	-	507,9
From 3 to 4 Years	11,3	22,1	15,5	-	-	48,9
From 4 to 5 Years	0,6	34,5	10,7	-	-	45,8
From 5 to 6 Years	-	-	0,1	-	-	0,1

Total	97,7	358,7	74,8	318,7	-	849,9

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance as of June/2005

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and Long term investments	120,4	446,2	25,5	361,6	1,2	954,9

ITEM 2

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on August 03, 2005, approved the distribution of dividends, payable from the 2005 net earnings account, in the amount of R$ 57,084,975.50 (fifty-seven million, eighty-four thousand, nine hundred and seventy-five reais and fifty centavos).

Dividends will be paid from August 22, 2005 without remuneration or monetary restatement. The holders of common and preferred shares will receive the dividend of R$ 0.703817 per thousand shares. Shares held as treasury stock are already excluded from calculation.

The record date to establish the right to receive the dividend will be August 10, 2005 in Brazil, and August 15, 2005 in the United States of America. As from August 11, 2005, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, August 03, 2005.

Fábio Schvartsman
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: August 03, 2005

	By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(2Q05 Earnings Release, August 03, 2005 / Market Announcement – Distribution of Dividends, August 03, 2005)